NYSE Alternext, TSX Symbol: NG
News Release

 NovaGold Announces Increase in Financing to US$75 million

January 6, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) announced today that, further to its press release of January 2, 2009, the Company has increased its financing by the full $15 million bringing the total to US$75 million. NovaGold has entered into binding agreements with the additional institutional investors referred to in the Company’s previous news release providing for the sale to such investors, on a private placement basis, of an aggregate of 11,538,461 Units for a purchase price of US$1.30 per Unit, for gross proceeds of US$15 million. Each Unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold (“Warrant”). Each Warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 p.m. (EST) on the fourth anniversary of the closing date.

This offering of 11,538,461 Units is in addition to the 46,153,847 Units to be sold by the Company to Electrum Strategic Resources LLC (Electrum) for gross proceeds of approximately US$60 million and brings the total gross proceeds of the financing to US$75 million.

The completion of the expanded offering is subject to a number of conditions and regulatory approvals including approval of the Toronto Stock Exchange (“TSX”) and the NYSE Alternext, and the execution of definitive documents. The Warrants contain customary anti-dilution provisions in the event of certain corporate reorganizations or issuances of securities by the Company to all its shareholders. The net proceeds of the additional offering, estimated to be approximately US$14.9 million, will be used for general corporate purposes. The transaction will be completed concurrently with the completion of the sale of Units to Electrum.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the failure to enter into definitive agreements with the investors, the ability to satisfy closing conditions and to obtain necessary consents and approvals, the possibility of adverse developments in the capital markets or NovaGold’s business that could interfere with closing, uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.